

16012110

SEC Mail Processing Section

FEB 29 2016

Washington DC 409

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51849

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NYPPEX, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Westchester Avenue, North 349
(No. and Street)

Rye Brook	NY	10573
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laurence G. Allen 914-305-2800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road	Wilton	CT	06897
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laurence G. Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NYPPEX, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMRA PASIC
Notary Public, State of New York
No. 01PA6226187
Qualified in Westchester County
Commission Expires Sept. 13, 2018

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Member of
NYPPEX, LLC

We have audited the accompanying statement of financial condition of NYPPEX, LLC (the "Company"), and the related notes as of December 31, 2015.

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2015, for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 23, 2016

NYPPEX, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 365,020
Receivables from clearing brokers	55,732
Receivable from affiliate	919
Securities, at market value	17,638
Other assets	27,817
TOTAL ASSETS	$ 467,126

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 90,524
Due to parent	57,074
Due to affiliate	5,187
TOTAL LIABILITIES	152,785
MEMBER'S EQUITY	314,341
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 467,126

The accompanying notes are an integral part of this statement.

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

NYPPEX, LLC (the "Company") was organized in Delaware and is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. ("FINRA") as a broker-dealer. The Company is a wholly-owned subsidiary of NYPPEX Holdings, LLC ("Holdings"). The Company operates on a fully disclosed basis through its clearing brokers, RBC Capital Markets, LLC ("RBC") and Interactive Brokers, LLC ("IB"). The Company ceased utilizing IB as a clearing broker in March 2015.

The Company's core business is to provide private equity secondary market brokerage, advisory and data for interests in private partnerships (e.g. buyout, venture, real estate, hedge funds, etc.) and restricted securities in private companies. Its customers include general partners, corporations, institutions, financial services firms and high net worth private clients.

Since its inception, the Company has focused on developing proprietary trading software and price data to automate secondary and new issue private equity transactions via the Internet.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

In connection with its public securities transactions, the Company introduces its customer transactions to RBC and IB for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify RBC and IB for losses that the clearing brokers may sustain related to the Company's customers. After December 31, 2015, all amounts related to customer transactions were received by RBC. Securities purchased by customers in connection with those transactions are held by the clearing brokers as collateral for the amounts owed. At December 31, 2015, the receivable from the clearing broker reflected on the statement of financial condition was substantially in cash.

In connection with its private securities transactions, in general, the Company utilizes escrow accounts at commercial banks to facilitate the simultaneous settlement of transactions. The Company does not hold customer funds or securities in serving as agent for such private securities transactions.

The Company is in negotiations with certain private equity fund administrators, which are divisions of global financial services firms, to provide equity secondary market data and transfer services via the NYPPEX IPL Private Trading System™.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Security transactions and financing with RBC and IB are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Purchases and sales of securities are recorded on a trade date basis. Commissions are generally recorded on a settlement date basis. Realized gains and losses on security transactions are based on the first-in, first-out or the specific-identification method. Dividend income and dividends on securities sold short are recorded on the ex-dividend date.

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Managing Member uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

As of December 31, 2015, 99.9% of the investments held by the Company are classified as Level 1 securities.

The following table presents a reconciliation of Level 3 assets measured at fair value for the year ended December 31, 2015:

	Assets
Level 3 Balance - December 31, 2014	$ 8
Warrant Expiration	(1)
Level 3 Balance - December 31, 2015	$ 7

3. CASH AND CASH EQUIVALENTS

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Deposits with a single brokerage institution are insured up to $500,000 per customer, including up to $250,000 for cash deposits, by the Securities Investor Protection Corp. ("SIPC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. At times, cash balances may exceed insured limits. The Company has not experienced any losses in such accounts. Cash and cash equivalents include $61,316 being held in money market funds.

4. PROVISION FOR INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As a LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its member on its consolidated tax return. The member has elected to file its tax return as a C Corporation effective 2015.

4. PROVISION FOR INCOME TAXES (continued)

Uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The tax years that remain subject to examination are 2012, 2013, 2014 and 2015. For the year ended December 31, 2015, management has determined that there are no material uncertain income tax positions.

5. RELATED PARTY TRANSACTIONS

The Company has an administrative services agreement with Holdings based upon an allocation methodology as prescribed in the agreement. Under this agreement, Holdings provides office space, furniture, communication equipment, and other administrative services to the Company. Fees related to this agreement are reassessed by Holdings on a quarterly basis. During the year ended December 31, 2015, the Company's share of expenses relating to this arrangement totaled $244,674 of which any outstanding balance is included in the payable of $57,074 due to parent on the statement of financial condition. The Company has no additional obligation, either direct or indirect, to compensate Holdings for these expenses.

The Company has a service level agreement (the "SLA") with Holdings due to an integration of human resources and payroll entirely to Holdings. The Company contracted human resources and payroll support under the SLA beginning January 1, 2013. The expenses incurred by the Company as per the SLA amounted to $1,124,702 during 2015. These expenses are routinely paid to Holdings throughout the year with any outstanding balance being reported as a payable due to parent on the statement of financial condition.

In the normal course of business, the Company has executed brokerage transactions as agent for an affiliate, ACP Investment Group, LLC and its sponsored funds (together as "ACP"). ACP is affiliated with the Company through common management. ACP provides advisory and other related services to the Company. Contractual arrangements have been entered into which involve payment for the services each provides. In addition, the Company serves as placement agent to certain other affiliated entities for which it receives standard compensation.

5. RELATED PARTY TRANSACTIONS (continued)

Certain employees and contractors of the Company are also employees and contractors of ACP. These financial statements include receivables from ACP of $919 for management bonuses, and a payable to ACP X of $5,187 for transaction-related fees.

As with affiliates in general, there are various potential conflicts of interest including but not limited to between the Company, Holdings and ACP.

6. WARRANT AND INVESTMENTS

In its normal course of business, the Company receives warrants as fees for investment banking services. The Company expects to continue to receive warrants, representing the right to purchase equity in companies for which investment banking services are provided, as recurring fee-based revenue. At December 31, 2015, the warrants were assigned a nominal value. A portion of the warrants are typically awarded to employees in accordance with a vesting schedule as determined by management.

7. EMPLOYEE BENEFIT PLANS

The Company's retirement plan is a defined contribution plan under Section 401(k) of the IRS Code covering all qualified employees. Contributions to the plan by employees are determined based on an elected percentage of annual compensation, subject to annual limits prescribed by the Code. The Company has elected to make contributions up to 3% of employee compensation (subject to a maximum contribution of $7,950 per employee). Holdings is the administrator of the plan and officers of the Company and Holdings serve as trustees of the plan. The plan has a December 31 year-end and the 2015 financial statements include an expense of $28,760 relating to the 3% employer contribution. The retirement plan also features a discretionary profit sharing plan, to which no contributions were made during the year ended December 31, 2015.

8. LEGAL AND REGULATORY MATTERS

The Company may from time to time, be named in or become a party to legal claims or regulatory proceedings in connection with or arising out of its activities. Such actions, if they were to arise, may involve claims for substantial or unspecified damages and may result in adverse judgments, fines or penalties. It is inherently difficult to predict the ultimate outcome of any such legal and regulatory matters, and a substantial judgment, settlement or penalty could be materially adverse to the Company's operating results.

8. LEGAL AND REGULATORY MATTERS (continued)

The Company's business, as well as the financial services industry, generally, is subject to extensive regulation. Investment managers are subject to regulations that cover all aspects of the securities business, including sales methods, business practices, due diligence, fees, etc.

The Company believes that investment managers involved in private equity, mortgage securities and other types of over-the-counter assets, will be subject to higher levels of scrutiny by regulators. As a result, it is likely the Company will incur higher legal related expenses, and therefore, risk to our investors in the future.

Although the Company believes its compliance standards are adequate, the Company cannot guaranty nor does it imply any particular outcome in the future from interactions with regulators.

The Company had no contingent liabilities and has not been named as a defendant in any lawsuit at December 31, 2015 or during the year then ended.

9. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no customer accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $281,360, which exceeded the minimum requirement of $10,186 by $271,174. The Company's ratio of aggregate indebtedness to net capital was .54 to 1.

11. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2015, the Company had not entered into any subordinated loan agreements.

12. SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.